SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 21, 2004

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-______________.

SIGNATURES
AD-HOC NOTICE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ JENS KIRCHER

	Name:	Jens Kircher
	Titles:	Member of the Management Board and Chief Operating Officer

	By:	/s/ STEFAN SCHWENKEDEL

	Name:	Stefan Schwenkedel
	Titles:	Member of the Management Board and Chief Financial Officer

Date: April 21, 2004

2

PrimaCom AG
An der Ochsenwiese 3
55124 Mainz / Germany

AD-HOC NOTICE

Changes in Supervisory Board

In the supervisory board meeting which took place today, Dr. Christian Schwarz Schilling has resigned from his office as chairman of the supervisory board and Dr. Klaus von Dohnanyi has resigned from his office as deputy chairman. Both gentlemen continue to hold their offices as supervisory board members. The supervisory board has elected Mr. Heinz Eble as its new chairman and Prof. Dr. Helmut Thoma as the deputy chairman.

WKN: 625910, ISIN: DE0006259104. Market segment: CDAX, Prime All Share, Prime Standard, Regulated Market of the Frankfurt Stock Exchange; OTC market of the Stock Exchange of Lower Saxony in Hanover; Stock Exchange of Berlin; Bavarian Stock Exchange; Stock Exchange of Hamburg; Stock Exchange of Bremen (BWB); Stock Exchange of Duesseldorf; and Stock Exchange of Baden-Wuerttemberg.

ADRs: ISIN: US74154N1081; CUSIP:
74154N108; OTC Bulletin Board; Symbol: PCAGY.

Contact:	Investor Relations Tel.: +49 6131 – 944 522 Fax: +49 6131 – 944 509 e-mail: investor@primacom.de www.primacom.de

PrimaCom ( www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 300,000 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.